Exhibit 99.1

Crescent Point Announces 2024 Annual and Special Meeting of Shareholders Results and Changes Name to Veren

CALGARY, AB, May 10, 2024 /CNW/ - Crescent Point Energy Corp. ("Crescent Point", or the "Company") (TSX: CPG) and (NYSE: CPG) held its Annual and Special Meeting of Shareholders ("AGM" or "the meeting") on May 10, 2024. During the business portion of the meeting, shareholders approved all resolutions brought forward, including voting in favour of changing the Company's name to Veren Inc. ("Veren"), effective immediately.

Veren's shares are expected to begin trading under its new symbol "VRN" on both the TSX and NYSE on or around May 15, 2024. Veren will also launch its new website at www.vrn.com in conjunction with the ticker change.

Voting results for all resolutions and advisory votes are below:

1.     Fixing the Number of Directors

The appointment of nine Board members for the ensuing year was approved. Votes were received as follows:

Votes For	Percent	Against	Percent
249,760,229	99.19%	2,030,411	0.81%

2.     Election of Directors

The nine director nominees were elected. Votes were received as follows:

Nominee	Votes For	Percent	Withheld	Percent
Barbara Munroe	247,009,628	98.10%	4,781,013	1.90%
Craig Bryksa	250,362,659	99.43%	1,427,983	0.57%
James E. Craddock	246,959,133	98.08%	4,831,509	1.92%
John P. Dielwart	249,003,889	98.89%	2,786,753	1.11%
Mike Jackson	249,669,530	99.16%	2,121,111	0.84%
Jennifer F. Koury	245,607,763	97.54%	6,182,879	2.46%
François Langlois	249,460,494	99.07%	2,330,147	0.93%
Myron M. Stadnyk	249,982,650	99.28%	1,807,992	0.72%
Mindy Wight	246,419,162	97.87%	5,371,480	2.13%

3.     Appointment of Auditors

The appointment of PricewaterhouseCoopers LLP as Veren's auditor was approved. Votes were received as follows:

Votes For	Percent	Withheld	Percent
271,550,370	97.66%	6,516,814	2.34%

4.     Advisory Vote on Executive Compensation

The advisory vote to accept the Company's approach to executive compensation was supported by shareholders. Votes were received as follows:

Votes For	Percent	Against	Percent
242,901,686	96.47%	8,888,953	3.53%

5.     Amendment to Change Name

The special resolution to approve the Company's articles to change its name to Veren Inc. was approved. Votes were received as follows:

Votes For	Percent	Against	Percent
269,909,184	97.07%	8,157,998	2.93%

The biographies of Veren's Board members, details about the Company's environmental, social and governance ("ESG") practices and a recorded webcast from the meeting earlier today are available on the Company's website. The full terms of each resolution voted on at the meeting can be found in the Company's latest information circular, which is also available on the Company's website.

FOR MORE INFORMATION ON VEREN, PLEASE CONTACT:

Sarfraz Somani, Manager, Investor Relations

Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020

Address: Veren Inc. Suite 2000, 585 - 8th Avenue S.W. Calgary AB │T2P 1G1

www.crescentpointenergy.com / www.vrn.com

View original content:https://www.prnewswire.com/news-releases/crescent-point-announces-2024-annual-and-special-meeting-of-shareholders-results-and-changes-name-to-veren-302142689.html

SOURCE Crescent Point Energy Corp.

View original content: http://www.newswire.ca/en/releases/archive/May2024/10/c7029.html

%CIK: 0001545851

CO: Crescent Point Energy Corp.

CNW 16:09e 10-MAY-24